             AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                December 16, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Schedule
                                    13E-4/A-1

                          ISSUER TENDER OFFER STATEMENT

          (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934)

                             ESCALADE, INCORPORATED
                  (NAME OF ISSUER AND PERSON FILING STATEMENT)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   296056 10 4
                      (CUSIP Number of Class of Securities)

                                 JOHN R. WILSON
                                    SECRETARY
                             ESCALADE, INCORPORATED
                               817 MAXWELL AVENUE
                            EVANSVILLE, INDIANA 47717
                                 (812) 467-1265
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
          Communications on Behalf of the Person Filing the Statement)

                                    COPY TO:

                            Richard G. Schmalzl, Esq.
                             Graydon, Head & Ritchey
                             1900 Fifth Third Center
                                511 Walnut Street
                             Cincinnati, Ohio 45202
                                 (513) 621-6464

                                November 3, 1997
     (Date Tender Offer First Published, Sent Or Given To Security Holders)

                            Calculation of Filing Fee

                   Transaction Valuation*         Amount of Filing Fee
                          $14,000,000                   $2,800

               * Determined pursuant to Rule 0-11(b)(1). Based on
                  the Offer for 1,000,000 shares at the maximum
                     tender offer price of $14.00 per share.




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/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,800.00
Form or Registration No.: Schedule 13E-4
Filing Party: Escalade, Incorporated
Date Filed:  November 3, 1997




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This Amendment No. 1 amends and supplements the Rule 13e-4 Issuer Tender Offer
Statement on Schedule 13E-4, dated November 3, 1997, (the "Schedule 13E-4"), filed by Escalade, Incorporated, an Indiana corporation (the "Company"), in connection with the Company's offer to purchase up to 1,000,000 shares (or such lesser number of shares as are properly tendered) of its Common Stock, no par value (the "Shares"), at a price not less than $11.00 nor more than $14.00 per Share, net to the Seller in Cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"), copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4, respectively, and incorporated by reference therein. Terms defined in the Schedule 13E-4 and not separately defined herein shall have the meanings specified in the Schedule 13 E-4.

The following information amends the information previously included in the
Schedule 13E-4. This Amendment No. 1 to the Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 is hereby supplemented and amended by adding the following information thereto:

The Offer expired at 5:00 p.m., Eastern Time, on December 5, 1997. Pursuant to the Offer, the Company acquired 117,766 Shares, approximately 3.8% of the Shares outstanding, at a purchase price of $14.00 per Share. No proration was required.

A copy of the Company's press release dated December 8, 1997, announcing the preliminary results of the Offer is attached hereto as Exhibit (a)(8).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Item 9 is hereby amended by adding the following Exhibit:

(a)(8)   Press Release issued by the Company, dated December 8, 1997

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Escalade, Incorporated

                                       By:       /s/ Robert E. Griffin
                                       Name:    Robert E. Griffin
                                       Title:   Chairman and Chief
                                                Executive Officer
                                       Dated:   December 16, 1997




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                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                            DESCRIPTION

(a)(8)           Press Release issued by the Company, dated December 8, 1997.